December 16, 2005

George F. Ohsiek

Branch Chief

U.S. Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W., MS 03-08

Washington D.C. 20549

Re: Hansen Natural Corporation

Dear Mr. Ohsiek:

Reference is made to your letter of November 11, 2005. We would like to thank you for extending our response deadline to December 16, 2005. We have now had the opportunity to consider the comments in your letter and respond as set forth below. For ease of reference we have used the same paragraph numbers as were used in your letter and have included your comment immediately above our response.

References in the “Hansen’s Response” sections of this letter to the words “Hansen”, “the Company”, “we”, “us”, and “our”, mean Hansen Natural Corporation and its subsidiaries. References herein to “you”, “your”, “staff” and “Commission” mean the U.S. Securities and Exchange Commission and its staff.

1.

We read your response to comment 2 in our letter dated October 13, 2005. We object to your proposal to change your segment reporting beginning with your Form 10-K for the year-ended December 31, 2005. Based on the supplemental financial reporting package you submitted in response to our August 1, 2005 comment letter you reported results to the CODM at a more detailed level than one reportable segment for the year ended December 31, 2004. There appears to be no substantive difference, from a SFAS 131 perspective, between your segment reporting in 2004 and currently, other than that your current internal reporting aggregates into one operating and reportable segment the operations of four operating segments for which discrete financial information was previously prepared. In light of the significant difference between the economic characteristics of the DSD operating segment and the other operating segments,

Mr. George F. Ohsiek, Jr.

Securities and Exchange Commission

December 16, 2005

which are now aggregated and reported as the Warehouse segment, please amend your Form 10-K to provide all required segment information for your two reportable segments, including product line disclosures, in an audited note for all periods presented. Ensure that your amended disclosure provides all information required by paragraphs 26-28 of SFAS 131. Please also ensure that your amended disclosure reconciles each segment measure to reported consolidated amounts as required by paragraph 32 of SFAS 131.

Hansen’s Response:

Following our review of the timing involved with filing an amended Form 10-K for the year ended December 31, 2004, we determined that such amended Form 10-K would not be filed before February 1, 2006 (i.e. within 30 days of the date on which we are required to file our Form 10-K for the year ended December 31, 2005). Pursuant to AICPA’s Auditing Standards Section 561.06(b), the filing of an amended Form 10-K, when the filing of the subsequent Form 10-K is imminent, is not required, as appropriate disclosures can be made in the subsequent Form 10-K.

On December 9, 2005, in our telephone conversation with the Staff, we discussed the foregoing, as well as a number of other factors relevant to the filing by us of an amended Form 10-K for the year ended December 31, 2004. We confirm our understanding that the Staff agreed not to object to the disclosure of segment information for 2003, 2004 and 2005 in our Form 10-K for the year ended December 31, 2005 without having to file an amended Form 10-K for the year ended December 31, 2004.

2.

Please tell us how you classify short-term investments for the purposes of SFAS 115. Based on the nature of the investments you hold as disclosed in Note 2 and the short time frame over which investments are held we assume that you designate your short-term investments as trading securities in accordance with paragraph 12(a) of SFAS 115. If so, please tell us why you classify purchases and sales of short-term investments as investing activities on the statements of cash flows. Refer to paragraph 18 of SFAS 115 for guidance.

Hansen’s Response:

At September 30, 2005, in accordance with SFAS 115, we classified our short-term investments as “held-to-maturity securities” as we had the positive ability and intent to hold those securities to maturity. The activities related to short-term investments were properly included in investing activities in our statement of cash flows for the nine-months ended September 30, 2005.

***

Mr. George F. Ohsiek, Jr.

Securities and Exchange Commission

December 16, 2005

The Company acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosures in the filing; (ii) staff comments or changes to disclosure in response to staff comments do not preclude the Commission from taking action with respect to the filing; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further comments or would like to discuss any of the responses above, please contact us at (951) 739-6200 at your convenience.

Sincerely,

/s/Rodney C. Sacks	/s/Hilton H. Schlosberg
Rodney C. Sacks Chairman of the Board of Directors and Chief Executive Officer	Hilton H. Schlosberg Vice Chairman of the Board of Directors, President, Chief Operating Officer, Chief Financial Officer and Secretary